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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

Triangle Pharmaceuticals, Inc.
(Name of Subject Company (issuer))

Simbolo Acquisition Sub, Inc. (Offeror)
Gilead Sciences, Inc. (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

89589H 10 4
(CUSIP Number of Class of Securities)

Gregg H. Alton, Esq.
Vice President and General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive,
Foster City, California 94404
Tel: (650) 574-3000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard E. Climan, Esq.
David A. Lipkin, Esq.
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
Tel: (650) 843-5000
Fax: (650) 849-7400

☐
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") on December 16, 2002 by Gilead Sciences, Inc., a Delaware corporation ("Gilead"), and Simbolo Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Gilead, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Triangle Pharmaceuticals, Inc., a Delaware corporation, at a purchase price of $6.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2002, and in the Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) thereto, respectively (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

SUMMARY TERM SHEET

        The paragraph immediately following the heading "Can I withdraw shares that I previously tendered in your offer? Until what time may I withdraw previously tendered shares?" in the Summary Term Sheet is amended and restated to read as follows:

        "Yes.    You can withdraw some or all of the shares of Triangle common stock that you previously tendered in our offer at any time until the expiration date of our offer as it may be extended. Further, if we have not accepted your shares for payment by February 13, 2003, you can withdraw them at any time after February 13, 2003. Once we accept your tendered shares for payment upon the expiration of our offer, however, you will no longer be able to withdraw them. In addition, your right to withdraw your previously tendered and accepted shares will not apply to any subsequent offering period (which is not the same as an extension of our offer), if one is provided. See Section 1 (Terms of the Offer) and Section 3 (Withdrawal Rights) of this Offer to Purchase for more information."

ITEM 3. WITHDRAWAL RIGHTS

        The first paragraph of this section is amended and restated to read as follows:

        "Except as otherwise provided in this Section 3, tenders of shares of Triangle common stock in the Offer are irrevocable. Shares of Triangle common stock that are tendered in the Offer may be withdrawn pursuant to the procedures described below at any time prior to the Expiration Date of the Offer and shares that are tendered may also be withdrawn at any time after February 13, 2003 unless accepted for payment on or before that date as provided in this Offer to Purchase. In the event that the Purchaser provides for a subsequent offering period following the successful completion of the Offer, (i) no withdrawal rights will apply to shares tendered during such subsequent offering period and (ii) no withdrawal rights will apply to shares that were previously tendered in the Offer and accepted for payment."

ITEM 11. ADDITIONAL INFORMATION

        Item 11 of the Schedule TO is hereby amended and supplemented by the following:

        The required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the Offer expired at 11:59 p.m., New York City time, on December 24, 2002, without any request for additional information by the United States Federal Trade Commission. Accordingly, the condition to the Offer requiring the expiration or early termination of the waiting period under the HSR Act has been satisfied. On December 26, 2002, the parties issued a joint press release announcing that the waiting period under the HSR Act had expired. A copy of the press release is attached hereto as Exhibit (a)(9).

        References in the tender offer materials (including without limitation the Schedule TO-C filed by Gilead and the Purchaser on December 4, 2002) to the Private Securities Litigation Reform Act of 1995 are not intended to claim the protections of that act for statements made in connection with the Offer. The protections of such act are not available to statements made in connection with tender offers. Any such references are intended for definitional purposes only. Investors should remain aware, however, of the risks and uncertainties inherent in forward-looking statements.

ITEM 12. EXHIBITS

        Item 12 is amended to include the Joint Press Release issued by Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc. on December 26, 2002 (Exhibit (a)(9) below).

        In Section 13 of the Offer to Purchase previously filed as Exhibit (a)(1) to the Schedule TO, entitled "Certain Conditions to the Offer", the last full paragraph on page 62, beginning "The foregoing conditions...", is amended and restated in its entirety as follows:

        "The foregoing conditions are for the sole benefit of Gilead and the Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Gilead or the Purchaser, in whole or in part, at any time and from time to time until the expiration of the Offer, in the sole discretion of Gilead and the Purchaser. The failure by Gilead or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the Offer. The Offer is expressly subject to the satisfaction of each of the foregoing conditions."

        The eighth paragraph of Exhibit (a)(8) is amended and restated to read as follows:

        "If the Purchaser extends the Offer, the Purchaser will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date of the Offer. During any such extension, all shares of Triangle common stock previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such shares. Shares of Triangle common stock that are tendered in the Offer may be withdrawn pursuant to the procedures described in the Offer to Purchase at any time prior to the Expiration Date of the Offer, and shares that are tendered may also be withdrawn at any time after February 13, 2003 unless accepted for payment on or before that date. In the event that the Purchaser provides for a subsequent offering period following the successful completion of the Offer, (i) no withdrawal rights will apply to shares tendered during such subsequent offering period and (ii) no withdrawal rights will apply to shares that were previously tendered in the Offer and accepted for payment."

(a)(1) *	Offer to Purchase, dated December 16, 2002.
(a)(2) *	Form of Letter of Transmittal.
(a)(3) *	Form of Notice of Guaranteed Delivery.
(a)(4) *	Form of Letter from the Dealer Manager to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5) *	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6) *	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7) *	Joint Press Release issued by Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc. on December 4, 2002.
(a)(8) *	Summary Newspaper Advertisement published in The Wall Street Journal, on December 16, 2002.
(a)(9)	Joint Press Release issued by Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc. on December 26, 2002.
(b)	Not applicable.
(d)(1) *	Agreement and Plan of Merger, dated as of December 3, 2002, by and among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and Triangle Pharmaceuticals, Inc.
(d)(2) *
Form of Stockholder Agreement (including agreement to tender), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.

(d)(3) *
Form of Stockholder Agreement (including agreement to tender and agreement to vote to adopt the Merger Agreement), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.
(d)(4) *	Confidentiality Agreement, entered into on November 1, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(5) *	7.50% Convertible Promissory Note, dated December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(6) *	Investor Rights Agreement, dated as of December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMBOLO ACQUISITION SUB, INC.
By:	/s/ JOHN F. MILLIGAN
	Name:	John F. Milligan
	Title:	President
GILEAD SCIENCES, INC.
By:	/s/ MARK L. PERRY
	Name:	Mark L. Perry
	Title:	Executive Vice President, Operations
Dated: December 26, 2002

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1) *	Offer to Purchase, dated December 16, 2002.
(a)(2) *	Form of Letter of Transmittal.
(a)(3) *	Form of Notice of Guaranteed Delivery.
(a)(4) *	Form of Letter from the Dealer Manager to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5) *	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6) *	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7) *	Joint Press Release issued by Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc. on December 4, 2002.
(a)(8) *	Summary Newspaper Advertisement published in The Wall Street Journal, on December 16, 2002.
(a)(9)	Joint Press Release issued by Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc. on December 26, 2002.
(b)	Not applicable.
(d)(1) *	Agreement and Plan of Merger, dated as of December 3, 2002, by and among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and Triangle Pharmaceuticals, Inc.
(d)(2) *
Form of Stockholder Agreement (including agreement to tender), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.
(d)(3) *
Form of Stockholder Agreement (including agreement to tender and agreement to vote to adopt the Merger Agreement), dated as of December 3, 2002, among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and selected stockholders of Triangle Pharmaceuticals, Inc.
(d)(4) *	Confidentiality Agreement, entered into on November 1, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(5) *	7.50% Convertible Promissory Note, dated December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(d)(6) *	Investor Rights Agreement, dated as of December 9, 2002, between Gilead Sciences, Inc. and Triangle Pharmaceuticals, Inc.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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  ITEM 3. WITHDRAWAL RIGHTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
SIGNATURES
INDEX TO EXHIBITS